

Mail Stop 3030

August 17, 2016

<u>Via E-mail</u>
Michael P. Henighan
Chief Financial Officer
WaferGen Bio-systems, Inc.
34700 Campus Drive
Fremont, California 94555

> **Re:** **WaferGen Bio-systems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Response Dated August 4, 2016**
> **File No. 001-36601**

Dear Mr. Henighan:

We have reviewed your August 4, 2016 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our July 21, 2016 letter.

1. We note your response to prior comment 1. From your disclosure on page 3 regarding the revenue cap, your knowledge of your revenue to date, and your representations regarding the effect of other adjustments to the consideration, it appears that you know the minimum and maximum consideration per share that investors could receive in the merger. If so, please also include those minimum and maximum amounts in an amended preliminary proxy statement; otherwise, we continue to believe that you should resolicit shareholder votes if the actual consideration falls outside the range that you have disclosed.

2. Please include the proxy statement cover disclosure mentioned in response 1 of your letter to us dated July 11, 2016.

3.   Given your intention mentioned in your response to prior comment 1 to disclose a reasonable range of potential per share consideration amounts, please revise your statements that your disclosure is "solely" to assist with understanding the formula, is "for illustrative purposes only," and otherwise implying that your disclosure is not intended to present a reasonable range.

WaferGen's Reasons, page 31

4.   Please disclose in your amended proxy statement the reasons that actual results have not met your assumptions made at the time the projections were developed. Also, please clarify how the shortfall affects the Board's recommendation given your disclosure on page 31 that the per share consideration based on those projections was a principal factor supporting the recommendation.

Annex 3

5.   Please reconcile your statement in the third bullet point on the last page of Annex 3 in your letter to us dated August 4, 2016 that the projections assume strong growth in sales of your products with the first paragraph of response 3 in your letter to us dated July 11, 2016 which appears to reflect an anticipated decrease in sales of your "other products." Ensure that your proxy statement includes the material assumptions underlying the projections, including the material assumptions "with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events."

        Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Office of Electronics and Machinery

cc: Mark R. Busch
        K&L Gates LLP